

June 12, 2012

Via E-mail
David W. Lambert
Senior Vice President and Chief Financial Officer
Plum Creek Timber Company, Inc.
999 Third Avenue, Suite 4300
Seattle, Washington 98104-4096

    Re: **Plum Creek Timber Company, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 24, 2012
             File No. 001-10239

Dear Mr. Lambert:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   We note your response to comment 2 of our letter dated May 15, 2012. In future Exchange Act reports, please provide the relative breakdown by sub-region of timber in the Northern Resources segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

David W. Lambert
Plum Creek Timber Company, Inc.
June 12, 2012
Page 2

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Rick R. Holley
        President and Chief Executive Officer
        Plum Creek Timber Company, Inc.
        Via E-mail